UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) and the rules of meeting of the supervisory committee (監事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Xi Sheng, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the eleventh meeting of the eighth session of the Supervisory Committee (the “Meeting”) was held at Shanghai International Airport Hotel (上海國際機場賓館) on 22 December 2017.

The supervisors of the Company (the “Supervisors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held. The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Xi Sheng, the chairman of the Supervisory Committee, and Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun, the Supervisors, voted in favour of the relevant resolutions at the Meeting. Mr. Feng Jinxiong, Supervisor, authorized Mr. Xi Sheng, the chairman of the Supervisory Committee, to vote on his behalf. The Supervisors present at the Meeting considered and unanimously passed the following resolutions:

I.	Agreed to the resolution considered and approved by the board of directors of the Company regarding the 2018-2019 framework lease agreement entered into with CES Leasing in relation to the operating lease of aircraft and aircraft engines for the period from 2018 to 2019. The Supervisory Committee considers that the connected transaction satisfies the Company’s business and asset management needs, the transaction method complies with the market rules, the transaction price is fair, and there exists no action that would otherwise be detrimental to the legitimate interest of the shareholders of the Company. The resolution is subject to the consideration and approval by the shareholders of the Company at the forthcoming general meeting.

II.	Agreed to the resolution considered and approved by the board of directors of the Company regarding the continuing connected transaction between the Company and AIR FRANCE-KLM from 2017 to 2019. The Supervisory Committee considers that the connected transaction satisfies the Company’s business and asset management needs, the transaction method complies with the market rules, the transaction price is fair, and there exists no action that would otherwise be detrimental to the legitimate interest of the shareholders of the Company.

III.	Agreed to the resolution considered and approved by the board of directors of the Company regarding the amendments to certain terms of the first supplemental agreement to the reorganization and division agreement. The Supervisory Committee considers that the connected transaction satisfies the Company’s business and asset management needs, the approach to transaction complies with the market rules, the transaction price is fair, and there exists no action that would otherwise be detrimental to the legitimate interest of the shareholders of the Company. The resolution is subject to the consideration and approval by the shareholders of the Company at the forthcoming general meeting.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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